UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: May 31, 2021 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35298

OCEAN RIG UDW INC.

(Exact name of registrant as specified in its charter)

Ocean Rig UDW Inc.

Ocean Rig Cayman Management Services SEZC Limited

3rd Floor Flagship Building

Harbour Drive, Grand Cayman, Cayman Islands

+1 345 327 9232

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $.01 per share

Preferred Shares

Debt Securities

Guarantees

Warrants

Purchase Contracts

Rights

Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares, par value $.01 per share: One Preferred Shares: Zero Debt Securities: Zero Guarantees: Zero Warrants: Zero Purchase Contracts: Zero Rights: Zero Units: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934 Transocean Oceanus Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OCEAN RIG UDW INC.

Date:	December 27, 2018	By:	/s/ C. Stephen McFadin
		Name:	C. Stephen McFadin
		Title:	President

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